Rx Technologies Corp.

7076 Spyglass Avenue

Parkland, FL 33076

(954) 599-3672

July 18, 2012

Via Email

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC

Re:	Rx Technologies Corp. Form 10-K for the fiscal year ended December 31, 2011 Filed February 23, 2012 File #333-156942 Comment letter dated July 11, 2012

Dear Ms. Thompson,

Pursuant to your comment letter, we have filed our Amendment No. 1 of our Form 10-K after evaluating your professional comments.

Rx Technologies Corp. fully acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your professionalism and cooperation.

Sincerely,

/s/ Shepard Doniger

Chief Financial Officer

Rx Technologies Corp.

CC: Steve Adelstein, registered agent